

Mail Stop 3720

July 27, 2007

Via U.S. Mail and Fax (703) 390-1893
Scott Macleod
Chief Financial Officer
Skyterra Communications, Inc.
10802 Parkridge Boulevard
Reston, VA 20191

        **RE: Skyterra Communications, Inc.
               Form 10-K for the fiscal year ended December 31, 2006
               Filed March 16, 2007**

               **Form 10-Q for the quarter ended March 31, 2007
               File No. 0-13865**

Dear Mr. Macleod:

       We have reviewed your supplemental response letter dated June 28, 2007 as well as your filing and have the following comments. As noted in our comment letter dated June 14, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Annual Report filed on form 10-K for the year ended December 31, 2006

Note 3 – MSV Exchange Transactions, page F-7

1.   We appreciate your response to prior comment 1 addressing each of the factors of paragraph 17 of SFAS 141. In our analysis of your response, we examined several of your recent S-3s which describe the exchange transaction in further detail. We noted that in your S-3 which registered 6.9 million subscription rights, No. 333-134564 declared effective on June 22, 2006, you treated Skyterra as the accounting acquirer. Tell us the factors you considered in making this initial determination. Also, tell us what made you change your conclusion between the time of the first issuance of two later S-3s, Nos. 333-135581 and 333-135580 both filed on July 3, 2006, and the amendments which were declared effective on September 22, 2006.

2.   We note that in a Form 8-K filed on May 9, 2006 Skyterra and Motient announced the execution of definitive agreements to consolidate the ownership and control of MSV and its

corporate general partner under Skyterra and to consolidate and control the ownership of TerreStar under Motient. We note that the main intention of the parties involved in this transaction was to create two separate **widely held** public companies, Skyterra as the parent of MSV and Motient as the parent of TerreStar and to avoid unintended concentrations of voting interests. To help us to continue evaluating the appropriateness of your accounting in connection with the determination of the accounting acquirer please address the following comments.

a. Tell us the economic or business rationale for executing the Exchange transaction in steps as opposed to all at once.

b. We note your response to the voting rights factor in your SFAS 141 analysis. Tell us how you concluded that the non-voting stock issued to Motient was in substance common stock considering that these shares are not convertible in voting common stock until Motient distributes them and that Motient was only required to use "commercially reasonable efforts" to effectuate the distribution. Specifically, tell us whether you considered the guidance of paragraph 6b of EITF 02-14 in making this assessment.

c. With regards to the ownership composition charts included in your S-3s, tell us the composition of the "MSV Minority Investors" and the "Management/ Option Holders." Also, please provide to us the economic versus voting interests for each party prior to the initial closing (in a manner similar to the information provided in the subsequent charts).

d. With reference to the composition of Skyterra's ownership after the distribution, tell us whether any of the shareholders of Motient were shareholders in Skyterra before the transaction. Also, tell us the composition of the BCE shareholders and whether they held any interest in Skyterra before the transaction.

e. With respect to the composition of the board of directors, we note that Skyterra's board of directors prior to the transaction consisted of 5 members, 3 of which were affiliated with Apollo. Tell us about the other 2 members and any relationship with the entities involved. Are they independent directors? In addition, we note that after the initial closing Motient had the right to designate one additional director. However, based on your disclosures in the most recently filed Form S-4, 4 of the 6 members of the current board are affiliated with Apollo. Tell us why Motient has not designated a director yet. In addition, tell us whether the actions of the board require majority approval or how the vote works.

f. Regarding the senior management, tell us about the terms of the employment contracts with the CEO and CFO, including but not limited to the duration of the contract, renewal terms, and whether the agreements can be terminated by the board.

3. We note that all of the non-voting shares of common stock issued to Motient and BCE remain outstanding as of March 31, 2007. Considering that the most recent S-3 registering the remaining 40 million shares of non-voting stock went effective January 17, 2007, is there a time limit these companies have to distribute the shares to their shareholders? In this regard, tell us why you believe that the business combination has been consummated prior to Motient's distribution.

4. Refer to your response to comments 4 and 5. It appears that all of the MSV exchanges were negotiated simultaneously and in contemplation with the consolidation of the ownership of MSV in Skyterra and TerreStar in Motient. In this regard it is unclear to us why you did not use a reasonable period before and after May 8, 2006, the date you announced the terms of the MSV exchange, to value all consideration issued to acquire the ownership in MSV. Refer to paragraph 22 of SFAS 141.

5. Tell us how you considered the guidance in SFAS 153 – Exchanges of non-monetary assets, an amendment of APBO 29, in accounting for the MSV exchanges.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. The response should be uploaded to the EDGAR system. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director